Exhibit 99.1

Quhuo Limited Announces Results of 2023 Annual General Meeting

BEIJING, February 20, 2024 — Quhuo Limited (“Quhuo” or the “Company”) (NASDAQ: QH), a leading gig economy platform focusing on local life services in China, today announced the results of the Company’s 2023 annual general meeting of shareholders (“2023 AGM”) held on February 19, 2024 at 10:00 a.m. (local time) in Beijing, China. The proposals submitted for shareholder approval at the 2023 AGM have been approved. Specifically, the shareholders have passed the resolutions approving (1) the ratification of the appointment of Marcum Asia CPAs LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2023; (2) the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares comprising of (i) 300,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), (ii) 6,296,630 shares as Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), and (iii) 193,703,370 shares of such class (or classes) as the Board may determine in accordance with the Company’s memorandum and articles of association (“Undesignated Shares”) to US$500,000 divided into 5,000,000,000 shares comprising of (i) 3,000,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 1,993,703,370 Undesignated Shares, by the creation of 2,700,000,000 Class A Ordinary Shares and 1,800,000,000 Undesignated Shares; (3) the increase of the voting power of the Class B Ordinary Shares from fifteen (15) votes for each Class B Ordinary Share to four hundred and eighty (480) votes for each Class B Ordinary Share; and (4) the approval and adoption of the Third Amended and Restated Memorandum and Articles of Association with immediate effect in substitution for and to the exclusion of the Second Amended and Restated Memorandum and Articles of Associate of the Company then in effect.

About Quhuo

Quhuo Limited (NASDAQ: QH) is a leading economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

For investor and media inquiries, please contact:

Quhuo Limited
E-mail: pr@meishisong.cn